June 20, 2008

VIA EDGAR Michael Coco Special Counsel Securities and Exchange Commission Office of International Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549
RE:	República Oriental del Uruguay
Registration Statement Under Schedule B
Filed June 2, 2008
File No. 333-151351

Annual Report for 2007 filed under Form 18-K
Filed June 6, 2008
File No. 333-07128

Dear Mr. Coco:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated June 18, 2008, regarding the above-referenced Registration Statement (the “Registration Statement”) and the annual report for 2007 filed under Form 18-K (the “18-K”) of the Republic of Uruguay (the “Republic”). We also submit herewith via EDGAR copies of Amendment No. 1 to the Registration Statement and Amendment No. 1 to the 18-K, filed under Form 18-K/A.

For convenience, we have reproduced below in bold the Staff’s comments numbered to correspond with the numbers in your June 18th letter, and provided responses immediately below the comments. Capitalized terms used but not defined shall have the meaning set forth in Uruguay’s annual report.

Registration Statement

Where You Can Find More Information, page 22

1.	Please update the reference to your annual report on Form 18-K to the latest form filed for the year ended December 31, 2007 and include the file number.

Response:

In response to the Staff’s comment, the Republic has revised the disclosure. Please see pages 22-23 of Amendment No. 1 to the Registration Statement.

18-K

Territory and Population, page D-5

2.

The last sentence of the second paragraph indicates that the table below that paragraph sets forth comparative GNP figures, although the table indicates that it sets forth GNI figures.  Please revise or clarify.

Response:

In response to the Staff’s comment, the Republic has revised the referred sentence to read as follows:

“The following table sets forth comparative GNI figures and selected other comparative statistics as of 2006 unless otherwise indicated.”

Labor Force, page D-29

3.

The first paragraph on page D-29 states that “[i]n various instances during the past ten years, the government has threatened to disband or in fact disbanded strikes on the basis that the services provided were essential to the country.” Please revise the narrative to elaborate on the occurrence of such events and any material effect that such events have had, or may have, on investors.

Response:

In response to the Staff’s comment, the Republic has revised the disclosure to read as follows:

“In various instances during the past ten years, the government has threatened to disband and on limited occasions in fact disbanded strikes on the basis that the services provided were essential to the country. The measures adopted by the Government in these instances have not had a material adverse effect on its overall relations with the labor unions or on the economy as a whole. During 2007, labor unions have increased their demands for improvements in salaries and working conditions. These demands, which have largely been sectorial, have not had a material adverse impact on the Uruguayan economy.”

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Banco Comercial Shareholder Dispute, page D-54

4.	Please address any material impact the pending shareholder dispute may have on Uruguay’s economy or investors.

Response:

In response to the Staff’s comment, the Republic has revised the disclosure to read as follows:

“Banco Comercial Shareholder Dispute

JP Morgan Chase (through a subsidiary), Credit Suisse First Boston and Dresdner Bank (through a subsidiary), the three former shareholders of Banco Comercial, brought a suit before an arbitration panel alleging that Uruguay failed to comply with certain obligations assumed by the Republic in connection with the February 2002 agreement relating to the capitalization of Banco Comercial and claimed US$100 million plus certain ancillary expenses. In December 2004, the arbitration panel ruled in favor of the former shareholders and, in January 2005, the former shareholders petitioned the United States Court for the Southern District of New York to confirm the arbitration award. On March 25, 2005, the District Court confirmed the arbitral award for U.S.$100 million, as well as interest and litigation expenses. Uruguay’s subsequent request to stay the court’s decision was denied. In April 2005, Uruguay filed an appeal with the United States Court of Appeals for the Second Circuit seeking reversal of the judgment confirming the arbitration award. The Court of Appeals rejected Uruguay’s appeal. It noted, however, that since the judgment issued by the District Court did not direct present payment, the conflict claimed by Uruguay with an attachment order issued against the former shareholders by an Uruguayan court did not exist at that time. Concurrently, litigation is pending in a Uruguayan court against the recipients of the arbitral award and, in connection with that action, the proceeds of any payment by Uruguay of the arbitral award have been attached by the parties bringing that Uruguayan legal action. The former shareholders of Banco Comercial may seek to enforce the award.

In addition, in 2005, Uruguay filed a summons with notice in the United States against the three former shareholders and three former directors of Banco Comercial alleging intentional misconduct in the administration of Banco Comercial.  In response, the defendants initiated arbitration before the ICC, based on the terms of a February 2002 agreement and asserting that Uruguay had violated the terms of such agreement in several respects.  In addition, the banks and former directors successfully moved to have the proceeding in the United States stayed in favor of resolving all claims in arbitration.  As a result, Uruguay’s claim for intentional misconduct was introduced as a counter claim in the arbitration in 2006.  On May 7, 2008, the arbitral tribunal issued its award rejecting the claims of both parties practically in all respects, and considering that the Republic’s defense and counterclaim were not frivolous and that there were reasonable grounds to have introduced the counterclaim, only imposing on Uruguay the obligation to pay two-thirds of the expenses incurred by the banks and former directors.

Except for the matters described above, there is no on-going dispute between Uruguay and the former shareholders of Banco Comercial.”

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The Republic acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Republic or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at +49-69-971-030 with any questions that you may have with respect to the foregoing.

Very truly yours,

By: /s/ Andrés de la Cruz

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

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